SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

Proteon Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74371L109

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Mark D. Wood, Esq.

Jonathan D. Weiner, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 21 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 74371L109	Page 1 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74371L109	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74371L109	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74371L109	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 877,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 877,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 74371L109	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,082,018 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,082,018 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,082,018 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985% (2)
14	TYPE OF REPORTING PERSON PN

(1) Comprised of shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock (“Series A Convertible Preferred Stock”).

(2) The provisions of the Series A Convertible Preferred Stock beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares of the Issuer’s common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer’s common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of such preferred stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 74371L109	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 347,100 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 347,100 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,100 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.97%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of shares of common stock held by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of which Deerfield Mgmt, L.P. is the general partner.

SCHEDULE 13D

Cusip No. 74371L109	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 877,799 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 877,799 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,799 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of shares of Common Stock held by Deerfield Private Design Fund III, L.P., of which Deerfield Mgmt III, L.P. is the general partner.

SCHEDULE 13D

Cusip No. 74371L109	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,082,018 (5)(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,082,018 (5)(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,082,018 (5)(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985% (6)
14	TYPE OF REPORTING PERSON PN

(5) Comprised of shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock held by Deerfield Private Design Fund IV, L.P., of which Deerfield Mgmt IV, L.P. is the general partner.

(6) See footnote 2.

SCHEDULE 13D

Cusip No. 74371L109	Page 9 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,306,917 (7)(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,306,917 (7)(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,306,917 (7)(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985% (8)
14	TYPE OF REPORTING PERSON PN

(7) Comprised of (i) an aggregate of 1,224,899 shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., and (ii) 16,082,018 shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock held by Deerfield Private Design Fund IV, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Private Design Fund III, L.P., Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P. and Deerfield Private Design Fund IV, L.P.

(8) See footnote 2.

SCHEDULE 13D

Cusip No. 74371L109	Page 10 of 21 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,306,917 (9)(10)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,306,917 (9)(10)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,306,917 (9)(10)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985% (10)
14	TYPE OF REPORTING PERSON IN

(9) Comprised of (i) an aggregate of 1,224,899 shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., and (ii) 16,082,018 shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock held by Deerfield Private Design Fund IV, L.P. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P. and Deerfield Management Company, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P. Deerfield Mgmt III, L.P is the general partner of Deerfield Private Design Fund III, L.P. Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P. Deerfield Mgmt, L.P. is the general partner of each of Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P.

(10) See footnote 2.

This Amendment No. 1 (this “Amendment”) to Schedule 13D is filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (iv) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (v) Deerfield Partners, L.P. (“Deerfield Partners”), (vi) Deerfield International Master Fund, L.P. (“Deerfield International Master Fund”), (vii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (viii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (ix) Deerfield Mgmt, L.P. (“Deerfield Mgmt IV”) and (x) James E. Flynn (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Management, Deerfield Mgmt III, Deerfield Special Situations Fund, Deerfield Partners, Deerfield International Master Fund, Deerfield Private Design Fund III, Deerfield Private Design Fund IV and Deerfield Mgmt IV, the “Reporting Persons”), with respect to the securities of Proteon Therapeutics, Inc. (as amended, the “Schedule 13D”). Deerfield Special Situations Fund, Deerfield Partners, Deerfield International Master Fund, Deerfield Private Design Fund III and Deerfield Private Design Fund IV are collectively referred to herein as the “Funds”. The primary purpose of this Amendment is to report (a) the consummation of the transactions contemplated by the Purchase Agreement (as defined in the Schedule 13D) and (b) the addition of Deerfield Private Design Fund IV and Deerfield Mgmt IV as reporting persons due to Deerfield Private Design Fund IV’s acquisition of 16,000 shares of the Issuer’s Series A Convertible Preferred Stock.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Items 2(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

b)	The address of the principal business and/or principal office of each of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, New York 10017.

Item 2(c) of the Schedule 13D is hereby amended by adding the following:

c)	Flynn is the sole member of the general partner of Deerfield Mgmt IV. Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV, and Deerfield Management is the investment manager of Deerfield Private Design Fund IV. Deerfield Private Design Fund IV purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

Item 2(f) of the Schedule 13D is hereby amended and restated as follows:

f)	Each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt IV, Deerfield Partners, Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Private Design Fund IV and Deerfield Management is organized under the laws of the State of Delaware. Deerfield International Master Fund is organized under the laws of the British Virgin Islands. Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.9.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

As previously reported in Item 4 of the Schedule 13D, on June 22, 2017, Deerfield Private Design Fund IV, the Company and the other Investors entered into the Purchase Agreement, a copy of which has been filed as Exhibit 10.20 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 23, 2017, and is incorporated by reference as Exhibit 99.7 hereto. On August 2, 2017, pursuant to the Purchase Agreement, Deerfield Private Design Fund IV purchased 16,000 Preferred Shares for an aggregate purchase price of $16.0 million. Such Preferred Shares are initially convertible into an aggregate of 16,082,018 shares (“Series A Conversion Shares”) of Common Stock, subject to adjustment pursuant to the terms of the Certificate of Designation. Deerfield Private Design Fund IV utilized working capital to purchase such Preferred Shares.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 1, 2017, the Company filed the Certificate of Designation with the Delaware Secretary of State, a copy of which was filed by the Company as Exhibit 3.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on August 3, 2017.

On August 2, 2017, the Company closed the Transaction, pursuant to which Deerfield Private Design Fund IV acquired 16,000 Preferred Shares. Deerfield Private Design Fund IV acquired the Preferred Shares reported herein for investment purposes.

Item 5.          Interests in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) Throughout this report, the percentage of outstanding Common Stock beneficially owned by the Reporting Persons has been determined based on 17,619,418 shares of Common Stock outstanding as of August 2, 2017, based on information set forth in the Company’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on August 3, 2017.

(1) Deerfield Management

Number of shares: 17,306,917

Percentage of shares: 9.985%

(2) Deerfield Mgmt

Number of shares: 347,100

Percentage of shares: 1.97%

(3) Deerfield Mgmt III

Number of Shares: 877,799

Percentage of Shares: 4.98%

(4) Deerfield Partners

Number of shares: 86,867

Percentage of shares: 0.49%

(5) Deerfield Special Situations Fund

Number of shares: 149,676

Percentage of shares: 0.85%

(6) Deerfield International Master Fund

Number of Shares: 110,557

Percentage of Shares: 0.63%

(7) Deerfield Private Design Fund III

Number of Shares: 877,799

Percentage of Shares: 4.98%

(8) Deerfield Private Design Fund IV

Number of Shares: 16,082,018

Percentage of Shares: 9.985%

(9) Deerfield Mgmt IV

Number of Shares: 16,082,018

Percentage of Shares: 9.985%

(10) Flynn

Number of shares: 17,306,917

Percentage of shares: 9.985%

(b)

(1) Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 17,306,917

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 17,306,917

(2) Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 347,100

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 347,100

(4) Deerfield Mgmt III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 877,799

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 877,799

(4) Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 86,867

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 86,867

(5) Deerfield Special Situations Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 149,676

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 149,676

(6) Deerfield International Master Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 110,557

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 110,557

(7) Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 877,799

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 877,799

(8) Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 16,082,018

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 16,082,018

(9) Deerfield Mgmt IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 16,082,018

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 16,082,018

(10) Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 17,306,917

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 17,306,917

Flynn is the sole member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt IV and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III. Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV. Deerfield Management is the investment manager of each of Deerfield Special Situations Fund, Deerfield Private Design Fund III and Deerfield Private Design Fund IV.

(c) Except as set forth in Items 3, 4 and 6 of the Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Series A Director

In connection with the closing of the Transaction, Jonathan Leff, a partner at Deerfield Management, was named to the board of directors of the Company, to serve as the Series A Director, and the Company granted Mr. Leff an option to purchase 13,333 shares of Common Stock, at an exercise price of $1.30 per share, for his service on the board, subject to the terms and conditions of the Company’s stock plan. The option is scheduled to vest with respect to one-third of the underlying shares of Common Stock on each of August 2, 2018, August 2, 2019 and August 2, 2020. Mr. Leff does not have any pecuniary interest, and disclaims beneficial ownership of, such option and holds the option for, and at the direction of, Deerfield Management.

Registration Rights Agreement

On August 2, 2017, at the closing of the Transaction, the Company entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Investors are entitled to certain shelf and “piggyback” registration rights with respect to Series A Conversion Shares, subject to the limitations set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement, is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text thereof, which has been filed by the Company as Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on August 3, 2017 and is incorporated by reference as Exhibit 99.8 hereto.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibits 99.

Exhibit 99.7	Securities Purchase Agreement (incorporated by reference to Exhibit 10.20 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 23, 2017), dated June 22, 2017, by and between Proteon Therapeutics, Inc. and the Investors party thereto.

Exhibit 99.8	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on August 3, 2017), dated August 2, 2017, by and between Proteon Therapeutics, Inc. and the Investors party thereto.

Exhibit 99.9	Joint Filing Agreement dated as of August 4, 2017 by and among the Reporting Persons.*

_______________

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2017

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MGMT III, L.P.

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MGMT IV, L.P.

By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD INTERNATIONAL MASTER FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By: Deerfield Mgmt III, L.P., General Partner

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P., General Partner

By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact

Schedule A

Schedule A to the 13D is hereby amended by adding the following:

General Partner of Deerfield Mgmt IV, L.P.

The general partner of Deerfield Mgmt IV is J.E. Flynn Capital IV, LLC.  The address of the principal business and/or principal office of each of Deerfield Mgmt IV and J.E. Flynn Capital IV, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund IV, L.P.

The general partner of Deerfield Private Design Fund IV is Deerfield Mgmt IV. The address of the principal business and/or principal office of Deerfield Mgmt IV and Deerfield Private Design Fund IV is 780 Third Avenue, 37th Floor, New York, New York 10017.